July 3, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Diamondback Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 11, 2012

File No. 333-179502

Ladies and Gentlemen:

Set forth below are the responses of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 28, 2012 with respect to the Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on June 11, 2012 (the “Amended Registration Statement”). Enclosed is a copy of Amendment No. 3 to the Amended Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the Amended Registration Statement.

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

United States Securities and Exchange Commission

July 3, 2012

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note that in response to prior comment 3, you state that “[e]ach of the selling stockholders in this offering may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.” Please revise your filing to explicitly state that Wexford/DB Holdings and Gulfport are deemed to be underwriters, unless you can provide us with legal analysis explaining why these entities should not be deemed to be underwriters. Please note that it is otherwise not sufficient to indicate that any such party “may be” deemed to be an underwriter.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing under the headings “Principal and Selling Stockholders and “Underwriting” on pages 134 and 144, respectively, to state explicitly that each of the selling stockholders is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Prospectus Summary, page 1

2.	Please revise your filing to clarify in this section that the Gulfport transaction will be completed prior to the effectiveness of the registration statement. We note your related disclosure at page 50.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing under the heading “Prospectus Summary” on pages 1 and 8 and under the heading “Related Party Transactions—Gulfport Transaction and Investor Rights Agreement” on page 128 to clarify that the Gulfport transaction will be completed prior to the effectiveness of the registration statement.

Use of Proceeds, page 44

3.	We note your disclosure at page 64 that you may seek to settle some or all of your crude oil swaps after the closing of this offering with a portion of the net proceeds. However, such use is not described in your Use of Proceeds section. Please advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—The Offering—Use of Proceeds” on page 11 to specify that it may settle some of its crude oil swaps with a portion of the net proceeds of the offering, making it consistent with the existing disclosure appearing under the heading “Use of Proceeds” on page 44.

Executive Compensation, page 114

Discretionary Annual Performance Bonus, page 117

4.

We note your response to prior comment 19, and your revised disclosure that the discretionary annual bonuses were paid to your named executive officers based on their respective performances and contribution to your company in 2011 and other factors, including your company’s performance in 2011, the value these executives bring to your company, market trends, economic climate, experience, leadership and employee retention. To the extent that any of these items were material factors in Wexford’s

United States Securities and Exchange Commission

July 3, 2012

determination of the amount of the annual bonus paid for 2011 to any of the named executive officers, please revise your filing to explain how Wexford considered such item in determining the relevant bonus amount. For example, please describe the relevant performance and contribution of each of the named executive officers, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “Compensation Discussion and Analysis—Discretionary Annual Performance Bonus” appearing on page 117 to clarify that Wexford considered the factors referenced in such disclosure generally and that none of these factors was given materially greater weight than the other factors in determining the named executive officers’ bonuses.

Employment Agreements, page 120

5.	We note your revised disclosure that for the replacement options and restricted stock units to be issued to your named executive officers, the vesting schedule and exercise rights will remain the same as the original option. However, we also note your disclosure at page 126 regarding the conditions for accelerated vesting of the equity awards in connection with a change of control. Such terms do not appear to be the same as the vesting conditions for the original options described at page F-43. Please advise. For example, your disclosure at page F-43 indicates that generally, in the event more than fifty percent of the combined voting power of Windsor Permian LLC is not owned by Wexford or its affiliates and there is a material change in the terms of the option holder’s employment, the options will vest immediately. However, your disclosure at page 126 suggests that the terms of the new equity awards granted to Mr. Stice will not require that there be a material change in the terms of his employment in order for his awards to vest.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing in Note 8 to its financial statements on page F-43 to clarify that under one agreement the options will vest solely in the event that more that 50% of the voting interests of the Company is not owned by Wexford or its affiliates.

Related Party Transactions, page 128

Gulfport Contribution and Investor Rights Agreement, page 128

6.	We note your response to prior comment 21, and reissue such comment. In that regard, we note that your revised disclosure does not appear to include the material terms of the Gulfport contribution agreement with respect to how the post-closing cash adjustment will be determined. We also note that you have not provided an illustrative example of how such cash adjustment will be determined. Please provide such disclosure, or provide your analysis of why such disclosure is not material.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing under the headings “Prospectus Summary—The Transactions” and “Related Party Transactions—Gulfport Transaction and Investor Rights Agreement” on pages 7 and 128, respectively, to specify how the post-closing cash adjustment will be determined and to include illustrative examples for such determination.

United States Securities and Exchange Commission

July 3, 2012

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick

Teresa L. Dick

Chief Financial Officer and

Executive Vice President

cc:	Seth R. Molay, P.C.